The Law Office of James G. Dodrill II, P.A.

5800 Hamilton Way

Boca Raton, Florida 33496

Tel. (561) 862-0529

Fax: (561) 892-7787

Email: jim@jimdodrill.com

May 14, 2014

Mr. Mark Shuman, Branch Chief - Legal

United States Securities and Exchange Commission

Washington, D.C. 20549-0305

Re:	The Luxurious Travel Corp.
Registration Statement on Form S-1
File No. 333-193386

Dear Mr. Shuman:

This firm represents The Luxurious Travel Corp. (the “Company”) and in that role, along with the Company, is responding to the comments we have received on the above referenced filing in your letter dated May 8, 2014. This letter is designed to describe our responses to your comments and the location in the filing where changes have been made. We have adopted the numbering system used in your letter with the numbered paragraphs below corresponding to the comments having the same number in your letter.

1.	Mr. Delmay has no present intention to use the proceeds of any such sales to finance the company. He intends to seek any required financing from outside sources. As would any founder, if financing from outside sources proves to be unavailable he would consider using his personal funds to finance the company. Despite this, to repeat, he has no present intention to use the proceeds of any sale of his securities for or on behalf of the company.

2.	The registration statement has been revised as requested.

Should you have questions regarding the filing or anything in this letter, please feel free to contact the undersigned at (561) 862-0529.

Sincerely,

The Law Office of James G. Dodrill II, PA

/s/ Jim Dodrill

By: Jim Dodrill, Esq.

For the Firm